May 8, 2006
Via EDGAR and
United States Mail
Ms. Celeste M. Murphy, Esq.
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Integrity Mutual Funds, Inc.
Schedule TO-T Filed on April 25, 2006
by Xponential, Inc. File No. 005-60015
Dear Ms. Murphy:
     This firm represents Xponential, Inc. (the “Purchaser”) in connection with the referenced Schedule TO. On behalf of the Purchaser, we are concurrently filing an amendment to the above filing and we are responding to the comments contained in your letter of May 2, 2006. Enclosed with this letter are the changed pages marked to show the changes from the initial filing. Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.
     If you prorate, when will I know how many Shares will actually be accepted for tender and payment? Page 2
1.	We note your disclosure that you “anticipate announcing the final results of proration not later than six trading days after the Expiration Date...and paying for Shares accepted in the Offer promptly.” Please tell us the maximum number of days post expiration that you will pay for the shares accepted in the offer and how such number is consistent with your prompt payment obligations. See Rule 13e-4(f)(5) and Rule 14e-1(c). We note your statement on page three that you “will pay for all validly tendered and not withdrawn Shares promptly after the expiration of the Offer.”

Ms. Celeste M. Murphy
May 8, 2006

     Response:
     The “not later than six trading days” to announce the proration is only in the event there are one or more shareholders who tender Shares pursuant to the guaranteed delivery procedures described in Section 3 of the Offer to Purchase. Shareholders who tender utilizing the guaranteed delivery procedures have three days after the Expiration Date to deliver the certificates. In the paragraph you cite, the following language clearly states that the normal time after the Expiration Date that the proration will be announced (if there are no shares tendered using the guaranteed delivery procedures) is three days: “If no shareholder tenders Shares pursuant to the guaranteed delivery procedures, we anticipate announcing the final results of proration not later than three trading days after the Expiration Date and paying for such Shares accepted in the Offer promptly.” In order to clarify in that paragraph the reason for the difference in days, we have amended that paragraph to read as follows:
If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, we anticipate announcing the final results of proration not later than six trading days after the Expiration Date (this assumes that one or more shareholders tender Shares pursuant to the guaranteed delivery procedures described under Section 3 “Procedures for Tendering Shares Guaranteed Delivery,” which allows shareholders to tender certificates up to three days following the Expiration Date) and paying for Shares accepted in the Offer promptly. If no shareholder tenders Shares pursuant to the guaranteed delivery procedures, we anticipate announcing the final results of proration not later than three trading days after the Expiration Date and paying for such Shares accepted in the Offer promptly. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of Shares may obtain such preliminary information from the Depositary. See Section 1 “Terms of the Offer; Proration.”
     In addition, we have made similar changes to the second paragraph under “Terms of the Offer; Proration” in Item 1 of the Offer to Purchase. The paragraph is revised to read in full as follows:
If more than 3,000,000 Shares are validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 “Withdrawal Rights,” the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 3,000,000 Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares)

Ms. Celeste M. Murphy
May 8, 2006

based upon the number of Shares validly tendered by the Expiration Date and not properly withdrawn (the “Proration Period”). In the event proration is required because the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date exceeds the number of Shares that the Purchaser is seeking in the Offer (3,000,000), the Purchaser will prorate based on a fraction, where the numerator is the number of Shares sought in the Offer (3,000,000) and the denominator is equal to the number of Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date. This fraction will then be multiplied by the aggregate number of Shares that have been tendered and not properly withdrawn to determine the resulting number of Shares that will be accepted from each tenderor. Fractional Shares will not be accepted and will be rounded down to the nearest whole number of Shares. If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not properly withdrawn, the Purchaser anticipates announcing the final results of proration not later than three trading days after the Expiration Date; however, if one or more shareholders tender Shares pursuant to the guaranteed delivery procedures described under Section 3 “Procedures for Tendering Shares Guaranteed Delivery,” which allows shareholders to tender certificates up to three days after the Expiration Date, the Purchaser anticipates announcing the final results of proration not later than six trading days after the Expiration Date. If no shareholder tenders Shares pursuant to the guaranteed delivery procedures, then the Purchaser anticipates announcing the final results of proration not later than three trading days after the Expiration Date. A “trading day” is any day on which the National Association of Securities Dealers Automated Quotation System, Inc. (“NASDAQ”) is open for business. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of Shares may obtain such preliminary information from the Depositary.
Certain Information Concerning the Subject Company, Page 13
2.	Please note that the address of the SEC has changed to 100 F Street, N.E., Washington, D.C. 20549.

Ms. Celeste M. Murphy
May 8, 2006

     Response:
     We have made the address change.
     Conditions of the Offer, Page 16
3.	The first offer condition, regarding “any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business...or prospects of the...Company or any of its affiliates...” is vague. Please revise to specify or generally describe the threatened change, prospective change, or prospects, to which you refer, so that security holders will have the ability to objectively determine whether the condition has been triggered. Alternatively, remove this language.
     Response:
     While we believe the language is not vague when the entire sentence is read, we have removed “or is threatened (or any development occurs or is threatened involving a prospective change)” and changed “results of operations or prospects” to “or results of operations” in that sentence.
Closing Comment
     As you discussed with Lewis Schwartz of this firm, our client is certainly aware of its responsibility for the adequacy and accuracy of the disclosure in the filings and understands the staff’s position regarding staff comments or changes to disclosure in response to staff comments and its position regarding asserting staff comments as a defense in any proceeding initiated by the Commission. However, absent any statute or rule requiring our client to acknowledge the statements suggested in the Closing Comment to your letter, our client respectively declines to do so at this time.
Please contact me if you have any further questions or comments.

Yours very truly,
/s/ Margaret E. Holland
Margaret E. Holland

Enclosure

cc:	Mr. Dwayne A. Moyers Mr. Robert W. Schleizer